# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nano Magic Inc., CIK 0000891417
CUSIP: 63010N105
Title of class of securities: Common stock
Address of issuer's principal executive offices: 31601 RESEARCH PARK DRIVE, MADISON HEIGHTS, MICHIGAN, Michigan (MI), 48071
Date of event which requires filing of this statement: 12/10/2024
Amends the filing with accession number 0001493152-14-002862
Filed by CIK 0001616892
Persons authorized to receive notices and communications: Scott Rickert, 31601 Research Park Dr, Madison Heights, Michigan (MI), 48701, 305-295-8073

## Reporting persons
- Scott E Rickert (CIK 0001616892): type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); source of funds: personal funds (PF), other (OO); sole voting power 1,847,108; shared voting power 0; sole dispositive power 1,847,108; shared dispositive power 0; aggregate amount beneficially owned 1,847,108 (7.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock
Name of issuer: Nano Magic Inc.
Address of issuer's principal executive offices: 31601 RESEARCH PARK DRIVE, MADISON HEIGHTS, MICHIGAN, Michigan (MI), 48071

## Item 2. Identity and Background
Name of person filing: Scott E. Rickert
Residence or business address:
31601 Research Park Dr
Madison Heights MI 48701
Present principal occupation or employment: Director and Chairman of Nano Magic Inc.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: No
Citizenship: USA, Florida

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Some of the common stock held by the partnership was received on August 27, 2014 under the Agreement and Plan of Merger and Exchange, dated March 10, 2014, as amended, among Applied Nanotech Holdings, Inc., PEN Inc., NanoMerger Sub Inc., NanoHolding Inc., and Carl Zeiss, Inc. The stock of NanoHolding was received in exchange for Units of membership interest in Nanofilm, Ltd. that had been held since the formation of Nanofilm, Ltd. In 1995.

Other shares held by the partnership were purchased with personal funds in 2023 (13,333 shares), 2017 (131,731 shares) and 2018 (40,000 shares).

Other shares were issued for services rendered as a director of the issuer, for services rendered to the issuer and in satisfaction of equity credits.

## Item 4. Purpose of Transaction
Purpose of transaction: Investment

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See above
Number of shares as to which each person has sole or shared power to vote or dispose: During the last 60 days, the reporting person acquired options for 130,000 shares as payment for serving as a director and other services rendered to the issuer.
Transactions in the class effected during the past sixty days: Mr. Rickert has sole voting and dispositive power with respect to 269,276 shares held directly and underlying options held by him as well as the shares held by held by Rickert Family, Limited Partnership an entity for which Mr. Rickert is the general partner has sole voting and dispositive control. Mr. Rickert disclaims beneficial ownership of two-thirds of the shares held by the partnership for which he does not have pecuniary interest and this filing should not be construed as an admission that the reporting person is the beneficial owner of those securities.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Signatures
- Scott E Rickert: /s/ Scott E Rickert, self (02/10/2024)